Filed by Medtronic plc
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Medtronic plc
Commission File No.: 1-36820

MiniMed Exchange offer Leader follow up
The following two attachments were sent to Day 2 leaders.
Reactive Messaging for Customer Facing Teams
September 14, 2026

Today, Medtronic announced its intent to split off approximately 80% of its shares in MiniMed common stock through an exchange offer. You may read the separate email from Que that was shared this morning for more information.

Please review the below messaging for reactive use only.

Should you receive any external inquiries related to this matter that cannot be addressed using the below, please send to:
•Ryan Weispfenning (investor inquiries)
•Ashley Patterson (media inquiries)

Holding Statement - Reactive Only:
Today, we publicly filed a Form S-4 registration statement with the U.S. Securities and Exchange Commission—a required step toward MiniMed becoming an independent company. The filing contains detailed information about the proposed exchange offer and related transactions. Please see the Form S-4 for full details.

Dos and Don’ts:

Don’t:
•Proactively bring it up
•Speculate or improvise
•Talk about this with other companies or other third-parties, including media, government officials or analysts and investors.
•As always, please escalate any inquiries to Investor Relations & Communications.

Do:
•Answer questions using our statement
•Should you receive any inquiries related to this matter that cannot be addressed using the below, please send to:
•Ryan Weispfenning (investor inquiries)
•Ashley Patterson (media inquiries)

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties, including risks related to the expected effects on Medtronic and MiniMed of the exchange offer, the anticipated timing and benefits of the exchange offer, Medtronic’s ability to satisfy the necessary conditions to consummate its separation of MiniMed, Medtronic and MiniMed’s anticipated financial results, all other statements in this communication that are not historical facts, and other risks and uncertainties described in Medtronic’s and MiniMed’s periodic reports on file with the Securities and Exchange Commission (the “SEC”) including their most recent respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO, and other exchange offer documents filed by Medtronic or MiniMed, as applicable, with the SEC. In some cases, you can identify these statements by forward-looking words or expressions, such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “plan,” “possible,” “potential,” “project,” “should,” “going to,” “will,” and similar words or expressions, the negative or plural of such words or expressions and other comparable terminology. Actual results may differ materially from anticipated results. MiniMed undertakes no obligation to update forward-looking statements or any of the information contained in this communication.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities, nor a recommendation as to whether investors should participate in the exchange offer. There shall be no solicitation, offer, sale or exchange of any securities in any jurisdiction in which such solicitation, offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. MiniMed has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus (“Prospectus”). The exchange offer is made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Medtronic, MiniMed and related matters, and Medtronic has delivered the Prospectus to holders of Medtronic ordinary shares. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Medtronic, MiniMed or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Medtronic has filed with the SEC a Schedule TO, which contains important information about the exchange offer.

Holders of Medtronic ordinary shares may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Medtronic and MiniMed file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Medtronic ordinary shares may also obtain a copy of the Prospectus by clicking on the appropriate link at http://www.dfking.com/MDTSeparation.

Medtronic has retained D.F. King & Co., Inc. as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at +1-877 361-7972 (toll-free for shareholders) or +1-646 845-0146 (banks, brokers, and all others outside the United States).

Day 2 Leader Key Messages:
Document Use Instructions: The following key messages and FAQs are designed for verbal use with Day 2 employees and should be used only by leaders who lead Day 2 teams (Emerging EMEA, APAC Day 2 (including Greater China), Italy and LatAm country leaders reporting into Tom Sinclair and their leadership teams). If leaders receive employee questions on this topic not answered by the following FAQs, please reach out to Tom Sinclair to triage.
Document Distribution List: Day 2 Leadership DL
Core Messages for Use with Day 2 Employees
The share exchange offer and the Day 2 business transfers are two separate transactions with different purposes and timelines.
•The exchange offer is a stock ownership transaction that enables Medtronic to divest its ownership interest in MiniMed (together with any related transactions).
•Day 2 transfers are a future operational and legal business transfer in certain countries where Medtronic continues to operate portions of the Diabetes business on behalf of MiniMed.
What Day 2 Employees Need to Know
The exchange offer and Day 2 conveyances are not the same thing.
•The exchange offer is focused on Medtronic's ownership stake in MiniMed. Day 2 is focused on the future transfer of Diabetes business assets, operations, and certain employees in designated countries. While both are part of the broader separation journey, they are separate transactions and operate on different timelines.
•The exchange offer does not change Day 2 plans. The timing and execution of Day 2 conveyances remain independent of the exchange offer. Day 2 closings are expected to occur 18-24 months from IPO and continue to be driven by operational, regulatory, legal, tax, and country-specific requirements. These timelines have not changed.
•Medtronic continues to operate the Diabetes business in certain Day 2 countries today. Since the IPO, Medtronic has continued to maintain certain Diabetes business assets, contracts, permits, licenses, and employees in designated Day 2 countries while providing services to MiniMed. Under existing agreements, Medtronic operates these businesses on MiniMed's behalf until the required transfers can be completed. MiniMed compensates Medtronic for these services.
•Operations and support continue as they do today. There are no immediate changes to how teams work as a result of the exchange offer. Employees should continue supporting customers, patients, and business priorities as they do today. Medtronic and MiniMed will continue working together under existing agreements until Day 2 transfers are completed.
•Day 2 employee decisions are separate from the exchange offer. Whether an employee is identified for a future Day 2 conveyance is completely separate from the exchange offer. Participation in, or impact from, the exchange offer has no bearing on whether an employee may convey as part of Day 2. Future employee conveyance decisions continue to be managed through established HR and business processes and will support all local laws and regulations.
•A retained ownership stake would not change Day 2 timing. In the event Medtronic retains a minority ownership stake in MiniMed following the exchange process, that would not change the Day 2 conveyance timeline or plans. Day 2 remains governed by the operational, legal, regulatory, and tax requirements needed to complete transfers in each applicable country.
FAQs Specific to Day 2 Employees
Q: How are the exchange offer and Day 2 business transfers different?
A: They are separate transactions with different purposes and timelines.
The exchange offer is a stock ownership transaction through which Medtronic intends to divest its remaining ownership interest in MiniMed (together with any related transactions). Refer to the press release for the specific terms and mechanics of the exchange offer.
Day 2 is the future operational and legal transfer of certain Diabetes business assets, operations, contracts, permits, licenses, and designated employees in applicable countries from Medtronic to MiniMed. It is expected to be in place for 18-24 months post IPO.
Q: Does the exchange offer affect my employment, role, or future Day 2 conveyance?
A: No immediate employment changes are expected. Your legal employer, reporting relationship, job title, responsibilities, compensation and benefits, system access, and work location remain unchanged.
Whether an employee is identified for a future Day 2 conveyance is separate from the exchange offer and will continue to be managed through established HR and business processes.
Q: Does the exchange offer change how Medtronic and MiniMed employees work together or support Day 2 countries?
A: No. Continue to follow the governance and operating mechanisms established since the IPO. Shared-function teams should continue providing consistent support, and existing separation and transition services agreements remain in place through the Day 2 transfers.

Q: Does the exchange offer change the Day 2 timing?
A: Some MiniMed business activities and commercial markets continue to be supported through transitional services from Medtronic, which we expect to conclude within 24 months of the IPO as MiniMed takes over these services.
Q: Can a Day 2 employee participate in the share exchange offer?
A: Day 2 status does not affect the terms of the exchange offer. Refer to the press release and publicly filed materials for eligibility, timing, and participation details.
Q: Where can I get more information or help deciding whether to participate?
A: Refer to the press release and publicly filed materials for the exchange offer’s terms and mechanics. Medtronic cannot provide personal investment advice or recommend whether you should participate. For questions about your personal investments, consult your financial advisor or D.F. King & Co., information agent for the exchange offer, at (877) 361-7972 (toll-free for shareholders).
Cautions Regarding Forward Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties, including risks related to the expected effects on Medtronic and MiniMed of the exchange offer, the anticipated timing and benefits of the exchange offer, Medtronic’s ability to satisfy the necessary conditions to consummate its separation of MiniMed, Medtronic’s ability to successfully consummate the separation of MiniMed and realize the anticipated benefits from the separation (including consummating the transaction on a basis that is generally tax-free to shareholders for U.S. federal income tax purposes), MiniMed’s ability to succeed as an independent publicly traded company, competitive factors, difficulties and delays inherent in the development, manufacturing, marketing and sale of medical products, government regulation, geopolitical conflicts, changing global trade policies, general economic conditions, and other risks and uncertainties described in Medtronic’s and MiniMed’s periodic reports on file with the Securities and Exchange Commission (the “SEC”) including their most recent respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Registration Statement referred to below, including the prospectus forming a part thereof, the Schedule TO, and other exchange offer documents filed by Medtronic or MiniMed, as applicable, with the SEC. In some cases, you can identify these statements by forward-looking words or expressions, such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “plan,” “possible,” “potential,” “project,” “should,” “going to,” “will,” and similar words or expressions, the negative or plural of such words or expressions and other comparable terminology. Actual results may differ materially from anticipated results. Medtronic does not undertake to update its forward-looking statements or any of the information contained in this communication, including to reflect future events or circumstances.
Additional Information and Where to Find It
This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities or a recommendation as to whether investors should participate in the exchange offer. MiniMed has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus. The exchange offer is made solely by the prospectus. The prospectus contains important information about the exchange offer, Medtronic, MiniMed and related matters, and Medtronic has delivered the prospectus to holders of Medtronic ordinary shares. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Medtronic, MiniMed or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer make any recommendation as to whether you should participate in the exchange offer.
Medtronic has filed with the SEC a Schedule TO, which contains important information about the exchange offer.
Holders of Medtronic ordinary shares may obtain copies of the prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Medtronic and MiniMed file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Medtronic ordinary shares may also obtain a copy of the prospectus by clicking on the appropriate link on http://www.dfking.com/MDTSeparation.
Medtronic has retained D.F. King & Co., Inc. as the information agent for the exchange offer. To obtain copies of the prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at (877) 361-7972 (toll-free for shareholders) or (646) 845-0146 (banks, brokers and all others outside the United States).